February 17, 2006

Via U.S. Mail

Jonathan Duskin
Prentice Capital Management, LP
623 Fifth Avenue
32nd Floor
New York, New York  10022

RE: 	Whitehall Jewellers, Inc.
	Schedule 13E-3 and Schedule TO-T filed February 8, 2006 by
Prentice 	Capital Management, LP, et al.
	File No. 005-46037

Dear Mr. Duskin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/Schedule TO-T
1. We note that the general partner of Holtzman, Holtzman
Financial
Advisors, LLC, as well as the managing member of the general partner,
SH Independence, LLC,  have not been included as filing persons on the
Schedule 13E-3.  Further, we note the description you have given as to
Mr. Duskin`s role in meetings with Whitehall throughout the negotiating process. Tell us whether you believe that those entities and Mr. Duskin are affiliates engaged in this going private
transaction.   We note that all filing persons must comply with
the
requirements of Rule 13e-3 including the fairness determination and recommendation requirements. See Q& A No. 5 of SEC Release No. 34-
17719 (Apr. 13, 1981) and Item II.D.3 of the Division of
Corporation
Finance`s "Current Issues and Rule Making Projects" outline, dated November 14, 2000 available on our website at www.sec.gov. In your supplemental response, indicate the expected continuing equity interest each may have in the surviving entity.
2. It appears that you have not included all shares underlying exercisable options, without regard to whether or not they are "in the money," in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must use the per share price rather than the "spread" between the exercise price and the offer price, in calculating the fee.

Offer to Purchase

Summary Term Sheet, page 1
	Conditions to Tender Offer, page 1
3. Where you discuss the Minimum Condition, please quantify what amount of shares you will need to be tendered in order to satisfy this condition and indicate to what extent the condition has already been satisfied. Specifically, we note your disclosure elsewhere that you already own 4,283,795 shares or 25.55% of the outstanding equity of
Whitehall. What does this amount represent in terms of voting power?
Further, according to the Schedule 14D-9 filed by Whitehall the officers and directors of Whitehall also plan on tendering into the
Offer. Please revise to disclose the amount, both in terms of numbers of shares and percentage of voting power, this represents.

	Position of the Purchaser Group, page 4
4. We note your indication that the Purchaser Group believes that the tender offer and the Merger are both "financially fair to the unaffiliated stockholders of Whitehall." Please revise the reference to "financially" or advise us as to why you believe this modifier is necessary.
	Merger Following Expiration of the Tender Offer, page 5
5. Here or in an appropriate place in this disclosure document, revise to discuss how you arrived at the consideration that is being paid to the holders of Class B Shares in the Merger.

Questions and Answers, page 7
6. Refer to your Q&A regarding "Will Whitehall`s directors and executive offers tender their Shares in the tender offer?"
According
to the Schedule 14D-9 filed by Whitehall the officers and
directors of
Whitehall also plan on tendering into the Offer.  Please revise this
disclosure to indicate this and quantify the amount that is
expected
to be tendered.
Special Factors, page 16
	1. Background of the offer; Past Contacts and Negotiations
with
Whitehall, page 	16
7. See the last paragraph of this section and the first paragraph under The Tender Offer - Certain Information Concerning Whitehall.
We
note that you do not take responsibility for the accuracy or completeness of any information contained in the Offer to Purchase which was based on publicly available information about the
Company or
Newcastle. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.
8. Please revise to discuss how the Purchaser Group arrived at the offer price of $1.60 per share.
9. Revise this discussion to address how Holtzman and its
affiliates
became an Investor. We note your indication on page 42 that you advised Whitehall`s counsel on October 13, 2005 "that Holtzman would
participate in the Financing Transaction with Prentice," on page
42
but you do not explain how they became involved in or what
Prentice`s
relationship is with them? In doing so, please also tell us what consideration you and Holtzman have given to acknowledging the existence of a group for purposes of satisfying your Section 13 reporting obligations, pursuant to Rule 13d-5(b).
	3. Position of the Purchaser Group Regarding the Fairness of
the
Offer and the Merger, page 33
10. Please revise this discussion to ensure that you have provided
a
reasonably detailed discussion of each material factor forming the basis for the Purchaser Group`s fairness determination in accordance
with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September
12,
1988). For example, you mention that you considered the fact that "effective October 28, 2005, the Common Stock was suspended from trading on the New York Stock Exchange...," however, you do not explain how that factor relates to your fairness determination.
11. Elaborate upon the factor that refers to "the depressed market price of the shares of Common Stock based on Whitehall`s materially
weaker financial results of the past several years."
Specifically,
provide quantifiable information about the depressed market price of
the shares.
12. Please elaborate upon this discussion to disclose how you determined the transaction to be substantively fair to the unaffiliated shareholders. The factors listed in Instruction 2 to
Item 1014 are those generally considered relevant in addressing the
substantive fairness of a Rule 13e-3 transaction and should be discussed. Specifically, you have not addressed the going concern and liquidation values of the Common Stock, pursuant to Instruction
2(iv)
and (v) of Item 1014 of Regulation M-A.  To the extent that any such
factors were not considered or deemed relevant in the context of this
particular transaction, that fact may be important for
shareholders in
assessing the transaction and the company`s fairness
determination.
See Exchange Act Release 17719 (April 13, 1981).
13. Please also elaborate upon this discussion to address to what extent, if any, the role of the Special Committee and the fairness advisor, Duff & Phelps, assisted you in arriving at your determination of the substantive and procedural fairness of the Offer.  This comment
applies especially to the first factor you list under your
procedural
fairness determination, considering it would appear that at least one
member of the Board, Mr. Patinkin, was faced with certain
conflicts of
interest in arriving at their fairness determination, which would undermine this factor as being supportive of your fairness determination.
14. Clarify the factor that refers to "the Boards of Directors consists of Whitehall directors who, among others, are not officers or
employees of Whitehall or the Purchaser Group and who are
independent
of Whitehall and the Purchaser Group."  Specifically, clarify what you
mean when you refer to "independent."
15. Address what consideration, if any, was given to the retention of
your own fairness advisor to prepare a report addressing the fairness
of the consideration you are offering to shareholders.   See Item
1014(d) of Regulation M-A.
	4. Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger, page 35
16. We refer you to your discussion regarding the "Plans for Whitehall
After the Offer and Merger." Specifically, please revise to clarify the treatment of options in the Merger. Here you indicate that you will cancel and pay the excess, if any, on all options. On page
53,
however, it appears that you only address the treatment of options held by non-employee directors. Please revise to clarify.
17. Also, please revise this discussion to address whether you have any plans to change Whitehall`s charter, bylaws or other governing instruments, pursuant to Item 1006(c)(10) of Regulation M-A.
18. We refer you to your discussion regarding the "Reasons of the Purchaser Group for the Offer and the Merger." We note that you include "the cost of maintaining public-company status..." as a reason why you are making the Offer. This would seem to indicate that you plan to terminate Whitehall`s status as a reporting company, as does your disclosure in the last paragraph under The Tender Offer - Certain
Effects of the Offer, where you indicate that the "Purchaser currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger." Your disclosure on pages 5 and 12, however, indicate that you have not made a determination in this regard prior to the Merger. Please revise to reconcile or, if you mean to say that you will terminate Whitehall`s status as a reporting company but you are not sure whether it will be before or after the Merger, please clearly state this. If whether you will terminate Whitehall`s status as a reporting company is dependent upon the success of the Offer, please also indicate this.
19. We refer you to your discussion regarding "Certain Effects of the
Offer and the Merger." Please revise to ensure that you include a reasonably thorough discussion of the detriments of the Offer in accordance with Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the Offer will be that the company will no longer be subject to the provisions of the Sarbanes-
Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements. Consider whether some of the discussion of Certain Effects of the Offer that appears on page 73 would also be appropriate here.
20. Also, please revise this discussion to reflect the effect of the transaction in terms of dollar amounts and percentages as it relates to net earnings, pursuant to Instruction 3 of Item 1013 of Regulation
M-A.
21. We refer you to your discussion of the "Alternatives to the Offer and the Merger." Please revise to elaborate upon the reason why you
"determined to abandon the issuance and sale of the notes and entered into the Merger Agreement."

	11. The Merger Agreement, page 52
22. In your discussion of The Merger, you indicate that "[e]ach share of common stock of the Purchaser outstanding immediately prior to the
Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the
Surviving Corporation." The second paragraph in the Introduction on page 14 would seem to indicate that no shares will be issued in the
Surviving Corporation as all outstanding Whitehall shares will either be cancelled or converted into cash. Please reconcile.

The Tender Offer, page 64
	1. Terms of the Offer, page 64
23. Revise your disclosure here and in the first paragraph under "Acceptance for Payment and Payment for Shares" to clarify that you will pay for all Shares so accepted "promptly," not "as soon as legally permitted to do so under applicable law," following the expiration of the Offer. Refer to Rule 14e-1(c). We note your indication in the penultimate paragraph of this section that the terms of the Merger Agreement provide for payment "as soon as permitted under applicable law" but this provision might not be consistent with your obligations under Rule 14e-1(c).
	4. Withdrawal Rights, page 69
24. Please revise this discussion to acknowledge the right that holders of Shares have to withdraw their tendered Shares in accordance with the provisions of Section 14(d)(5) of the Exchange Act. Specifically, revise to disclose that Shares not yet accepted for payment or exchange after the expiration of sixty days from the commencement of the Offer may be withdrawn.
	5. Material United States Federal Income Tax Consequences,
page
69
25. Please eliminate the statement that the discussion is included for general information only. We believe this statement suggests that Whitehall`s stockholders may not rely on the description of the material tax consequences included in your offering materials.

	8. Source and Amount of Funds, page 73
26. Please tell us what, if any, documentation exists to evidence the transfer of funds to be provided by the Investors to Holdco and the
Purchaser. If a loan agreement, contract, arrangement or understanding exists with respect to the transfer of funds for purchase of the tendered shares, such document should be filed as an exhibit to the Schedule TO pursuant to Item 1016 of Regulation M-A.
	11. Conditions to the Offer, page 74
27. Please elaborate upon this discussion to indicate whether any of the conditions to the Offer, including the Minimum Condition, are waivable and, if so, by whom. Your discussion of The Merger Agreement
- Conditions to the Merger, would seem to indicate that the Minimum
Condition is waivable by either the Purchaser or Whitehall but your disclosure under The Tender Offer - Terms of the Offer would seem to indicate that the Purchaser may not waive this condition. Please reconcile.
Schedule I
28. You refer to "economic interests" in describing the ownership of
Holdco by Prentice and Holtzman. Please revise to clarify what you mean by this.

Exhibit (a)(1)(ii) - Letter of Transmittal
29. Refer to Instruction 8. We note your statement that "the conditions of the Offer may be waived, in whole or in part, by the Purchaser, in its sole discretion, at any time and from time to time in the case of any Shares tendered..." In the event you waive a condition, you must waive it as to all shareholders. Further, ensure that this language is consistent with comment above. Please revise accordingly.

Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please also advise us as to your intentions with respect to re-dissemination of the materials you revise in response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (212) 593-5955:

Marc Weingarten, Esq.
Robert Goldstein, Esq.
Schulte Roth & Zabel LLP

Whitehall Jewellers, Inc.
February 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE